 Exhibit 99.10

IFRS-USD Earnings Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31,

(Dollars in millions except share and per equity share data)

	2014	2013
Revenues	$2,092	$1,938
Cost of sales	1,318	1,261
Gross profit	774	677
Operating expenses:
Selling and marketing expenses	104	96
Administrative expenses	136	124
Total operating expenses	240	220
Operating profit	534	457
Other income, net	139	125
Profit before income taxes	673	582
Income tax expense	186	138
Net profit	$487	$444
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset	(10)	–
	(10)	–
Items that maybe reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	(3)	1
Exchange differences on translating foreign operations	237	74
	234	75
Total other comprehensive income, net of tax	224	75
Total comprehensive income	$711	$519
Profit attributable to:
Owners of the company	$487	$444
Non-controlling interests	–	–
	$487	$444
Total comprehensive income attributable to:
Owners of the company	$711	$519
Non-controlling interests	–	–
	$711	$519
Earnings per equity share
Basic ($)	0.85	0.78
Diluted ($)	0.85	0.78
Weighted average equity shares used in computing earnings per equity share
Basic	571,402,566	571,402,566
Diluted	571,402,566	571,402,566

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except share data)

	Note	March 31, 2014	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	2.1	$4,331	$4,021
Available-for-sale financial assets	2.2	367	320
Investment in certificates of deposit		143	-
Trade receivables		1,394	1,305
Unbilled revenue		469	449
Prepayments and other current assets		440	391
Derivative financial instruments	2.6	36	19
Total Current Assets		7,180	6,505
Non–current assets
Property, plant and equipment	2.4	1,316	1,191
Goodwill	2.5	360	364
Intangible assets		57	68
Available-for-sale financial assets	2.2	208	72
Deferred income tax assets		110	94
Income tax assets		254	201
Other non-current assets		37	44
Total Non-Current Assets		2,342	2,034
Total assets		$9,522	$8,539
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$29	$35
Current income tax liabilities		365	245
Client deposits		6	6
Unearned revenue		110	152
Employee benefit obligations		159	113
Provisions	2.7	63	39
Other current liabilities		792	568
Total current liabilities		1,524	1,158
Non-current liabilities
Deferred income tax liabilities		11	23
Other non-current liabilities		54	27
Total liabilities		1,589	1,208
Share capital 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of March 31, 2014 and March 31, 2013, respectively		64	64
Share premium		704	704
Retained earnings		8,892	7,666
Other components of equity		(1,727)	(1,103)
Total equity attributable to equity holders of the company		7,933	7,331
Non-controlling interests		–	–
Total equity		7,933	7,331
Total liabilities and equity		$9,522	$8,539
Commitments and contingent liabilities

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Note	Year ended March 31,
		2014	2013
Revenues		$8,249	$7,398
Cost of sales	2.14	5,292	4,637
Gross profit		2,957	2,761
Operating expenses:
Selling and marketing expenses	2.14	431	373
Administrative expenses	2.14	547	479
Total operating expenses		978	852
Operating profit		1,979	1,909
Other income, net		440	433
Profit before income taxes		2,419	2,342
Income tax expense	2.9	668	617
Net profit		$1,751	$1,725
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset		–	–
		–	–
Items that maybe reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets (refer note 2.2 and 2.9)	2.2	(17)	1
Exchange differences on translating foreign operations		(607)	(404)
		(624)	(403)
Total other comprehensive income, net of tax		(624)	(403)
Total comprehensive income		$1,127	$1,322
Profit attributable to:
Owners of the company		$1,751	$1,725
Non-controlling interests		–	–
		$1,751	$1,725
Total comprehensive income attributable to:
Owners of the company		$1,127	$1,322
Non-controlling interests		–	–
		$1,127	$1,322
Earnings per equity share
Basic ($)		3.06	3.02
Diluted ($)		3.06	3.02
Weighted average equity shares used in computing earnings per equity share
Basic	2.10	571,402,566	571,399,238
Diluted	2.10	571,402,566	571,400,091

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2012	571,396,401	$64	$703	$6,509	($700)	$6,576
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(568)	–	(568)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.9)	–	–	–	–	1	1
Net profit	–	–	–	1,725	–	1,725
Exchange differences on translating foreign operations	–	–	–	–	(404)	(404)
Balance as of March 31, 2013	571,402,566	$64	$704	$7,666	($1,103)	$7,331
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability/(asset), net of tax effect	–	–	–	–	–	–
Change in accounting policy -Adoption of IAS 19	–	–	–	(6)		(6)
Dividends (including corporate dividend tax)	–	–	–	(519)	–	(519)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.9)	–	–	–	–	(17)	(17)
Net profit	–	–	–	1,751	–	1,751
Exchange differences on translating foreign operations	–	–	–	–	(607)	(607)
Balance as of March 31, 2014	571,402,566	$64	$704	$8,892	($1,727)	$7,933

*excludes treasury shares of 2,833,600 held by consolidated trust

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Year ended March 31,
	2014	2013

Operating activities:
Net Profit	$1,751	$1,725
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	226	207
Income on available-for-sale financial assets and certificates of deposit	(44)	(45)
Income tax expense	668	617
Effect of exchange rate changes on assets and liabilities	8	4
Deferred purchase price	31	10
Reversal of contingent consideration	(5)	–
Other non cash item	–	1
Changes in Working Capital
Trade receivables	(209)	(181)
Prepayments and other assets	(60)	(83)
Unbilled revenue	(62)	(87)
Trade payables	5	23
Client deposits	1	4
Unearned revenue	(27)	49
Other liabilities and provisions	358	97
Cash generated from operations	2,641	2,341
Income taxes paid	(638)	(603)
Net cash provided by operating activities	$2,003	$1,738

Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	($451)	($382)
Payment on acquisition of intangible assets	–	(2)
Payment for acquisition of business, net of cash acquired	–	(213)
Loans to employees	(4)	(11)
Deposits placed with corporation	(37)	(45)
Income on available-for-sale financial assets and certificates of deposit	33	41
Investment in quoted debt securities	(154)	(69)
Investment in certificates of deposit	(210)	–
Redemption of certificates of deposit	74	67
Investment in liquid mutual fund units	(3,731)	(4,029)
Redemption of liquid mutual fund units	3,681	3,716
Investment in fixed maturity plan securities	(24)	–
Net cash (used in) investing activities	($823)	($927)

Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	–	$1
Repayment of borrowings taken over from Lodestone	–	(16)
Payment of dividend	(439)	(489)
Payment of corporate dividend tax	(80)	(79)
Net cash (used in) financing activities	($519)	($583)

Effect of exchange rate changes on cash and cash equivalents	(351)	(254)
Net increase/(decrease) in cash and cash equivalents	661	228
Cash and cash equivalents at the beginning	4,021	4,047
Cash and cash equivalents at the end	$4,331	$4,021
Supplementary information:
Restricted cash balance	$53	$56

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company listed in NYSE Euronext London and NYSE Euronext Paris on February 20, 2013.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS- 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013. Accounting policies have been applied consistently to all periods presented in these unaudited consolidated interim financial statements.

1.3 Changes in accounting policies

There have been no changes to our significant accounting policies disclosed in our Form 20 F for the fiscal ended March 31, 2013 apart from the ones mentioned below:

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

Amendments to IFRS 7 Financial Instruments: Disclosures *

IFRS 10 Consolidated Financial Statements (2011) (Refer 1.4)

IFRS 11 Joint Arrangements*

IFRS 12 Disclosure of Interests in Other Entities*

IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments” of these consolidated financial statements.

Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly. The adoption of the amendment to IAS 1 has no impact on the recognized assets, liabilities and comprehensive income of the Group.

IAS 19 Employee Benefits (2011)

Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*

Amendments to IAS 34- Interim Financial Reporting: Segment information for total assets and liabilities*

* The adoption of these standards does not have any impact on the unaudited condensed consolidated interim financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.7 Employee benefits

1.7.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognized through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognized immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.7.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.7.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.7.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.8 Recent accounting pronouncements

1.8.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date to adopt IFRS 9 is yet to be notified. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities : In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

an entity currently has a legally enforceable right to set-off if that right is-
-	not contingent on future event; and
-	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that;
-	eliminate or result in insignificant credit and liquidity risk; and
-	process receivables and payables in a single settlement process or cycle.

The company is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of IAS 32 amendments and these requirements are not expected to have a material impact on the consolidated financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Cash and bank deposits	$3,729	$3,449
Deposits with corporations	602	572
	$4,331	$4,021

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of $53 million and $56 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
In current accounts
ANZ Bank, Taiwan	–	$1
Bank of America, Mexico	1	1
Bank of America, USA	119	167
Bank of Zachodni WBK S.A.	–	1
Barclays Bank, UK	19	2
CIC Bank, France	9	9
CIC, France	1	–
Citibank EEFC, India (U.S. Dollar account)	–	21
Citibank N.A., Australia	13	32
Citibank N.A., Brazil	6	3
Citibank N.A., Dubai	–	1
Citibank N.A., India	1	3
Citibank N.A., Japan	2	3
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	–
Commerzbank, Germany	1	2
Deutsche Bank, Belgium	2	2
Deutsche Bank, Czech Republic	–	1
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	2	–
Deutsche Bank, France	1	1
Deutsche Bank, Germany	6	3
Deutsche Bank, India	1	2
Deutsche Bank, Netherlands	3	2
Deutsche Bank, Philippines	1	–
Deutsche Bank, Philippines (U.S. Dollar account)	5	1
Deutsche Bank, Poland	–	2
Deutsche Bank, Russia( U.S. Dollar Account)	2	–
Deutsche Bank, Singapore	2	–
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	12	13
Deutsche Bank-EEFC, India (Australian Dollar account)	1	–
Deutsche Bank-EEFC, India (Euro account)	1	4
Deutsche Bank-EEFC, India (U.S. Dollar account)	11	12
Deutsche Bank-EEFC, India (United Kingdom Pound Sterling account)	2	–
HSBC Bank, Brazil	1	–
ICICI Bank, India	6	9
ICICI Bank-EEFC, India (U.S. Dollar account)	3	2
ICICI Bank-EEFC, India (United Kingdom Pound Sterling Account)	–	1
ING, Belgium	1	–
Nordbanken, Sweden	3	–
Punjab National Bank, India	2	1
Royal Bank of Canada, Canada	4	3
Royal Bank of Scotland, China	6	9
Royal Bank of Scotland, China (U.S. Dollar account)	1	1
State Bank of India, India	1	–
UBS AG, Switzerland	1	–
Westpac, Australia	1
	$259	$317
Deposit accounts
Andhra Bank, India	$126	$130
Allahabad Bank, India	169	51
ANZ Bank, Taiwan	–	1
Axis Bank, India	180	195
Bank of America, USA	–	3
Bank of Baroda, India	368	354
Bank of India, India	424	348
Canara Bank, India	393	403
Central Bank of India, India	260	232
Citibank N.A., China	3	14
Corporation Bank, India	189	143
Deutsche Bank, Poland	21	10
Federal Bank, India	–	5
ICICI Bank, India	501	478
IDBI Bank, India	286	183
Indusind Bank	4	–
ING Vysya Bank, India	33	16
Indian Overseas Bank, India	120	81
Jammu and Kashmir Bank, India	4	5
Kotak Mahindra Bank, India	4	52
National Australia Bank Limited, Australia	15	1
Oriental Bank of Commerce, India	15	152
Punjab National Bank, India	13	–
Ratnakar Bank, India	–	1
State Bank of Hyderabad, India	–	129
State Bank of India, India	10	11
South Indian Bank, India	4	12
Syndicate Bank, India	144	–
Union Bank of India, India	3	15
Vijaya Bank, India	143	70
Yes Bank, India	38	37
	$3,470	$3,132
Deposits with corporations
HDFC Limited, India	$602	$572
	$602	$572
Total	$4,331	$4,021

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units, fixed maturity plan securities, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units, fixed maturity plan securities, quoted debt securities and unquoted equity securities are as follows:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Current
Liquid mutual fund units:
Cost and fair value	$342	$320
Fixed Maturity Plan Securities
Cost	$24	–
Gross unrealized holding gains	1	–
Fair value	$25	–
	$367	$320
Non Current
Quoted debt securities:
Cost	$225	$69
Gross unrealized holding gains/(losses)	(18)	2
Fair value	$207	$71
Unquoted equity securities:
Cost	–	–
Gross unrealized holding gains	1	1
Fair value	$1	$1
	$208	$72
Total available-for-sale financial assets	$575	$392

Fixed maturity plan securities:

The company has invested in fixed maturity plan securities. The fair value as of March 31, 2014 is $25 million. The unrealized gain of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value of $25 million is based on the quoted prices as available on March 31, 2014.

Quoted debt securities:

The company has invested in quoted debt securities. The fair value of the non-current quoted debt securities as of March 31, 2014 and March 31, 2013 is $207 million and $71 million, respectively. The net unrealized loss of $18 million net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value of $207 million is based on the quoted prices as available on March 31, 2014.

The unrealised gain of $2 million, net of taxes of less than $1 million has been recognised in other comprehensive income for the year ended March 31, 2013.

Unquoted equity securities:

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2014 and March 31, 2013, the remaining 2,154,100 shares were fair valued at $1 million. The fair value of $1 million has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities, each as of March 31, 2014 and March 31, 2013, respectively. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2014.

Unrealized loss of $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the year ended March 31, 2013.

2.3 Edgeverve

On February 14, 2014, Infosys incorporated a wholly owned subsidiary called Edgeverve Systems Limited (Edgeverve). Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

2.4 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	$157	$773	$231	$347	$147	$5	$306	$1,966
Additions	48	136	73	125	33	2	60	477
Deletions	–	–	(1)	(5)	–	(1)	(30)	(37)
Translation difference	(15)	(70)	(19)	(23)	(10)	–	(31)	(168)
Gross carrying value as of March 31, 2014	190	839	284	444	170	6	305	2,238

Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(49)	(35)	(109)	(21)	–	–	(214)
Accumulated depreciation on deletions	–	–	–	4	–	1	–	5
Translation difference	–	24	14	17	7	–	–	62
Accumulated depreciation as of March 31, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Carrying value as of March 31, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of March 31, 2013	$157	$498	$77	$107	$44	$2	$306	$1,191

Proceeds on sale of property, plant and equipment during the year ended March 31, 2014 was $1 million.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	$140	$760	$246	$273	$151	$2	$203	$1,775
Additions through business combinations	–	–	–	2	5	3	–	10
Additions	26	61	34	127	24	1	115	388
Deletions	(1)	–	(36)	(39)	(24)	–	–	(100)
Translation difference	(8)	(48)	(13)	(16)	(9)	(1)	(12)	(107)
Gross carrying value as of March 31, 2013	157	773	231	347	147	5	306	1,966
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Accumulated depreciation on acquired assets	–	–	–	(1)	(2)	(2)	–	(5)
Depreciation	–	(50)	(43)	(75)	(31)	(1)	–	(200)
Accumulated depreciation on deletions	–	–	37	38	24	–	–	99
Translation difference	–	16	8	12	6	1	–	43
Accumulated depreciation as of March 31, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Carrying value as of March 31, 2013	157	498	77	107	44	2	306	1,191
Carrying value as of March 31, 2012	$140	$519	$90	$59	$51	$1	$203	$1,063

Proceeds on sale of property, plant and equipment during the year ended March 31, 2013 was $1 million.

During the year ended March 31, 2014 and March 31, 2013, certain assets which were not in use having gross book value of $1 million and $97 million (carrying value nil) were retired.

The depreciation expense for the year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $60 million and $66 million as of March 31, 2014 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $227 million and $312 million as of March 31, 2014 and March 31, 2013, respectively.

2.5 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Carrying value at the beginning	$364	$195
Goodwill recognized on Lodestone acquisition	–	180
Goodwill recognized on Seabury & Smith acquisition	–	1
Translation differences	(4)	(12)
Carrying value at the end	$360	$364

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective this quarter, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.12). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2014.

(Dollars in millions)

Segment	As of March 31, 2014
Financial services	$75
Insurance	50
Manufacturing	76
Energy, Communication and services	35
Resources & utilities	16
Life Sciences and Healthcare	22
Retail ,Consumer packaged goods and logistics	54
Growth Market	32
Total	$360

(Dollars in millions)

Segment	As of March 31, 2013
Financial services and insurance	$106
Manufacturing	79
Energy, utilities, communication and services	49
Retail, consumer packaged goods, logistics and life sciences	130
$364

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Insurance’ segment level.

The goodwill relating to Lodestone acquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.6 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	$4,331	–	–	–	$4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	$6,600	$36	$575	–	$7,211
Liabilities:
Trade payables	–	–	–	$29	$29
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	159	159
Other liabilities	–	–	–	644	644
Liability towards McCamish acquisition on a discounted basis	–	–	–	–	–
Liability towards other acquisitions	–	–	–	43	43
Total	–	–	–	$881	$881

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	$4,021	–	–	–	$4,021
Available-for-sale financial assets (Refer to Note 2.2)	–	–	392	–	392
Trade receivables	1,305	–	–	–	1305
Unbilled revenue	449	–	–	–	449
Prepayments and other assets	255	–	–	–	255
Derivative financial instruments	–	19	–	–	19
Total	$6,030	$19	$392	–	$6,441
Liabilities:
Trade payables	–	–	–	$35	$35
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	113	113
Other liabilities	–	–	–	444	444
Liability towards McCamish acquisition on a discounted basis	–	–	–	3	3
Liability towards other acquisitions	–	–	–	11	11
Total	–	–	–	$612	$612

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	$342	$342	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	$25	$25	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	$207	$207	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	$1	–	$1	–
Liabilities
Derivative financial instruments- gain on outstanding foreign exchange forward contracts	$36	–	$36	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

(Dollars in millions)

	As of March 31, 2013	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	$320	$320	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	$71	$71	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	$1	–	$1	–
Derivative financial instruments- gain on outstanding foreign exchange forward contracts	$19	–	$19	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013
Interest income on deposits and certificates of deposit	$356	$329
Income from available-for-sale financial assets	37	42
	$393	$371

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	March 31, 2014	March 31, 2013
Forward contracts
In U.S. dollars	751	851
In Euro	64	62
In United Kingdom Pound Sterling	77	65
In Australian dollars	75	70
Option contracts
In U.S. dollars	20

The company recognized a net loss on derivative financial instruments of $40 million and a net gain of $15 million for the year ended March 31, 2014 and March 31, 2013, respectively, which is included under other income.

The foreign exchange forward contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Not later than one month	$198	$182
Later than one month and not later than three months	467	330
Later than three months and not later than one year	393	590
	$1,058	$1,102

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

 The following table gives details in respect of the outstanding foreign exchange forward contracts:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Aggregate amount of outstanding forward contracts	$1,058	$1,102
Gains / (losses) on outstanding forward contracts	$36	$19

The outstanding foreign exchange forward contracts as of March 31, 2014 and March 31, 2013, mature between one to twelve months.

The following table analyses foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$144	$17	$33	$30	$63	$287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)				(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligations	(64)	(12)	(7)	(22)	(16)	(38)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	$1,053	$220	$140	$114	$75	$1,685

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$204	$15	$16	$34	$64	$333
Trade receivables	863	152	105	77	66	1,263
Unbilled revenue	258	58	29	19	41	405
Other assets	99	6	6	3	28	142
Trade payables	(10)	(2)	(2)	–	(6)	(20)
Client deposits	(4)	(2)	–	–	(1)	(7)
Accrued expenses	(102)	(15)	–	(5)	(19)	(141)
Employee benefit obligations	(45)	(9)	(2)	(15)	(12)	(83)
Other liabilities	(185)	(57)	10	(10)	(27)	(269)
Net assets / (liabilities)	$1,078	$146	$162	$103	$134	$1,623

For the year ended March 31, 2014 and March 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's incremental operating margins by approximately 0.48% and 0.53%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,394 million and $1,305 million as of March 31, 2014 and March 31, 2013, respectively and unbilled revenue amounting to $469 million and $449 million as of March 31, 2014 and March 31, 2013, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Year ended March 31,
	2014	2013
Revenue from top customer	3.8	3.8
Revenue from top five customers	14.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, fixed maturity plan securities, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,064 million and $965 million as of March 31, 2014 and March 31, 2013, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $3 million and $1 million as of March 31, 2014 and March 31, 2013, respectively.

Financial assets that are past due but not impaired

The company’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $33 million and $16 million as of March 31, 2014 and March 31, 2013, respectively, that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	March 31, 2014	March 31, 2013
Less than 30	$229	$244
31 – 60	42	45
61 – 90	21	19
More than 90	38	32
	$330	$340

The provision for doubtful accounts receivable for the year ended March 31, 2014 and March 31, 2013 was $23 million and $7 million, respectively.

The movement in the provisions for doubtful accounts receivable is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013
Balance at the beginning	$17	$17
Translation differences	–	(3)
Provisions for doubtful accounts receivable	23	7
Trade receivables written off	(4)	(4)
Balance at the end	$36	$17

Liquidity risk

As of March 31, 2014, the company had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investment in certificates of deposit of $143 million. As of March 31, 2013, the company had a working capital of $5,347 million including cash and cash equivalents of $4,021 million and current available-for-sale financial assets of $320 million.

As of March 31, 2014 and March 31, 2013, the outstanding employee benefit obligations were $159 million and $113 million, respectively, which have been fully funded. Further, as of March 31, 2014 and March 31, 2013, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$29	–	–	–	$29
Client deposits	$6	–	–	–	$6
Other liabilities	$640	$4	–	–	$644
Liability towards McCamish acquisition on an undiscounted basis	–	–			–
Liability towards other acquitions on an undiscounted basis	–	$55	–	–	$55

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$35	–	–	–	$35
Client deposits	$6	–	–	–	$6
Other liabilities	$437	$3	$4	–	$444
Liability towards other acquisitions on an undiscounted basis	$1	–	$15	–	$16
Liability towards McCamish acquisition on an undiscounted basis	–	$1	$3	–	$4

As of March 31, 2014 and March 31, 2013, the company had outstanding financial guarantees of $6 million and $4 million, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2014 and March 31, 2013.

2.7 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2014	March 31, 2013
Provision for post sales client support and other provisions	$63	$39
	$63	$39

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Year ended March 31,
	2014	2013
Balance at the beginning	$39	$26
Translation differences	$1	(1)
Provision recognized / (reversed)	23	15
Provision utilized	–	(1)
Balance at the end	$63	$39

Provision for post sales client support and other provisions for the year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2014 and March 31, 2013, claims against the company, not acknowledged as debts (excluding demands from Indian income tax authorities- Refer to Note 2.9), net of amounts paid amounted to $27 million (163 crore) and $81 million (438 crore), respectively.

2.8 Employee benefits

Gratuity

The company has adopted Revised IAS 19 with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material. The impact on account of the revision in accounting policy is a reduction in retained earnings by $6 million, an increase in other comprehensive income by $9 million and write back of unamortised negative past service cost by $3 million to retained earnings.

2.9 Income Taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Year ended March 31,
	2014	2013
Current taxes
Domestic taxes	$585	$544
Overseas taxes	124	97
	$709	$641
Deferred taxes
Domestic taxes	($29)	($27)
Overseas taxes	(12)	3
	($41)	($24)
Income tax expense	$668	$617

Income tax expense for the year ended March 31, 2014 and March 31, 2013 includes reversals (net of provisions) of $4 million and $1 million pertaining to earlier periods.

Entire deferred income tax for the year ended March 31, 2014 and March 31, 2013 relates to origination and reversal of temporary differences.

For the year ended March 31, 2014 and March 31, 2013, a reversal of deferred tax liability of $2 million and $1 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2014	2013
Profit before income taxes	$2,419	$2,342
Enacted tax rates in India	33.99%	32.45%
Computed expected tax expense	$822	$760
Tax effect due to non-taxable income for Indian tax purposes	(256)	(202)
Overseas taxes	99	72
Tax reversals, overseas and domestic	(4)	(1)
Effect of exempt income	(12)	(17)
Effect of unrecognized deferred tax assets	16	9
Effect of differential overseas tax rates	1	(1)
Branch profit tax	(8)	5
Effect of non-deductible expenses	37	8
Taxes on dividend received from subsidiary	1	2
Additional deduction on research and development expense	(29)	(15)
Others	1	(3)
Income tax expense	$668	$617

The applicable Indian statutory tax rate for fiscal 2014 and fiscal 2013 is 33.99% and 32.45%. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act 2013.

During the year ended March 31, 2014 and March 31, 2013, the company claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which is effective from November 23, 2011. The weighted tax deduction is equal to 200% of such expenditures incurred.

As of March 31, 2014 and March 31, 2013, claims against the company not acknowledged as debts from the Indian Income tax authorities (net of amount paid to the authorities of $286 million (1,716 crore) and $200 million (1,087 crore)) amounted to $3 million (19 crore) and $18 million (97 crore), respectively.

Demands from the Indian Income tax authorities include payment of additional tax of $258 million (1,548 crore), including interest of $72million (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.10 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31
	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,402,566	571,399,238
Effect of dilutive common equivalent shares - share options outstanding	–	853
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	571,400,091

 (1) Excludes treasury shares

For the year ended March 31, 2014 and March 31, 2013 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.11 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)

	Year ended March 31
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council	$10	$8
Commission and other benefits to non-executive / independent directors	2	1
Total compensation to key managerial personnel	$12	$9

2.12 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 , the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & Utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.12.1 Business Segments

(Dollars in millions)

Year ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	$2,419	$1,785	$1,305	$1,373	$559	$808	$8,249
Identifiable operating expenses	1,109	916	592	650	291	371	3,929
Allocated expenses	595	465	340	358	146	211	2,115
Segment profit	715	404	373	365	122	226	2,205
Unallocable expenses							226
Operating profit							1,979
Other income, net							440
Profit before Income taxes							2,419
Income Tax expense							668
Net profit							$1,751
Depreciation and amortisation							$226
Non-cash expenses other than depreciation and amortisation							–

Year ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	$2,244	$1,532	$1,176	$1,256	$434	$756	$7,398
Identifiable operating expenses	980	737	543	546	201	344	$3,351
Allocated expenses	567	405	311	332	115	200	$1,930
Segment profit	697	390	322	378	118	212	2,117
Unallocable expenses							208
Operating profit							1,909
Other income, net							433
Profit before Income taxes							2,342
Income Tax expense							617
Net profit							1,725
Depreciation and amortisation							$207
Non-cash expenses other than depreciation and amortisation							$1

2.12.2 Geographic Segments

(Dollars in millions)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	$5,005	$2,015	$213	$1,016	$8,249
Identifiable operating expenses	2,385	990	109	445	3,929
Allocated expenses	1,318	512	46	239	2,115
Segment profit	1,302	513	58	332	2,205
Unallocable expenses					226
Operating profit					1,979
Other income, net					440
Profit before Income taxes					2,419
Income Tax expense					668
Net profit					$1,751
Depreciation and amortisation					$226
Non-cash expenses other than depreciation and amortisation					–

Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	$4,601	$1,713	$154	$930	$7,398
Identifiable operating expenses	2,065	786	91	409	3,351
Allocated expenses	1,216	448	35	231	1,930
Segment profit	1,320	479	28	290	2,117
Unallocable expenses					208
Operating profit					1,909
Other income, net					433
Profit before Income taxes					2,342
Income Tax expense					617
Net profit					$1,725
Depreciation and amortisation					$207
Non-cash expenses other than depreciation and amortisation					$1

2.12.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2014 and March 31, 2013.

2.13 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that:

•	the company will pay to the United States an aggregate amount equal to $34 million;
•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits);
•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not to impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of $35 million in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.14 Break-up of expenses

Cost of sales

(Dollars in millions)

	Year ended March 31,
	2014	2013
Employee benefit costs	$4,222	$3,697
Deferred purchase price pertaining to acquisition	31	10
Depreciation and amortisation	226	207
Travelling costs	225	217
Cost of technical sub-contractors	322	268
Cost of software packages for own use	128	115
Third party items bought for service delivery to clients	32	27
Operating lease payments	35	28
Consumables	5	5
Communication costs	26	23
Repairs and maintenance	18	15
Provision for post-sales client support	8	15
Other expenses	14	10
Total	$5,292	$4,637

Sales and marketing expenses

(Dollars in millions)

	Year ended March 31,
	2014	2013
Employee benefit costs	$356	$294
Travelling costs	32	33
Branding and marketing	22	25
Operating lease payments	7	6
Commission	6	6
Consultancy and professional charges	3	4
Communication Costs	4	4
Other expenses	1	1
Total	$431	$373

Administrative expenses

(Dollars in millions)

	Year ended March 31,
	2014	2013
Employee benefit costs	$168	$148
Consultancy and professional charges	80	89
Office maintenance	63	56
Repairs and maintenance	14	17
Power and fuel	36	39
Communication costs	42	39
Travelling costs	23	28
Rates and taxes	17	15
Operating lease payments	11	11
Insurance charges	9	8
Postage and courier	6	3
Printing and stationery	3	2
Provisions for doubtful accounts receivable	23	7
Consumables	–	1
Donations	2	2
Other expenses	50	14
Total	$547	$479